FREEGOLD VENTURES LIMITED

For Immediate Release

www.freegoldventures.com

Freegold Appoints Manz and Knight as Directors, Medd as Chairman

November 5, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce the appointment of Mr. Steve Manz and Mr. David Knight to the Freegold Board of Directors following the resignation of Mr. Harry Barr as Chairman and director, and the recent passing away of board member Mr. Bernard Barlin.  Freegold also announces the appointment of Morris Medd, a current director of the company, as its new Chairman.

Steve Manz has been the President and CEO of Freegold over the past two years and has been instrumental in assembling a senior exploration and mine development team with an excellent track record in taking companies to production, in the refinancing of the Company, and in helping guide the Company through its recent period of rapid growth.

David Knight is a partner with the law firm of Macleod Dixon LLP, who brings with him over 25 years experience in securities and mining law. David’s expertise is in the areas of public and private financing, mergers and acquisitions, corporate governance and regulatory compliance, and he represents both issuers and investment dealers on a regular basis. David’s representation of numerous clients on property acquisitions and development, and his experience in closing large mining transactions will be of great assistance in helping Freegold continue to grow through in-house project developments and on-going acquisitions.  David has been recognized as a recommended lawyer in the area of mining law by the LEXPERT Legal Directory, and has been designated as a “Best Lawyer in Canada” for 2007 in the area of Natural Resources Law.

Morris Medd has been a director of Freegold since September 2006 and brings over 40 years of hands on experience in company building and mine development and contracting to his new position as Freegold Chairman. Morris started his career with the Redpath Group, a world leader in shaft sinking, underground mine development and contract mining, as a miner.  Over his 30 years with the company he gained a broad range of expertise through his escalating positions as project manager, group contract manager, Senior Vice President of Operations, and finally as President of the worldwide Redpath Group of Companies, a position he held for five years.  Mr. Medd is also a former Director of the Ontario Mining Association, and is credited with the establishment of a number of new and innovative mine development techniques.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold is also continuing to discover new high-grade veins and bulk tonnage shear zones in its 40,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been completed, and on the Rob property in Alaska, where recent drilling has intersected high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in Pogo-style, near surface quartz veins.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.